SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 09 February, 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Bank of Ireland Response to Statements by the Minister for Finance and the Central Bank of Ireland

9 February 2011

Bank of Ireland ('the Bank') notes today's announcements by the Minister for Finance and the Central Bank of Ireland.

Bank of Ireland is actively engaged with the Central Bank of Ireland and its advisors in relation to the Prudential Liquidity Assessment Review ('PLAR') and the Prudential Capital Assessment Review ('PCAR') exercises, which are scheduled to complete by 31 March 2011.

The Bank continues to work actively, with its advisors, on initiatives to meet regulatory capital requirements through a combination of internal capital management initiatives, support from existing shareholders and other capital markets sources.

Significant progress has already been made in strengthening the Bank's capital position and the Bank announced, on 17 December 2010, that it had generated c. €700 million in equity accretion through a debt exchange offer.  Since that date, the Bank has generated equity accretion of c. €40 million through the sale of Bank of Ireland Asset Management and is currently engaged in a Canadian Dollar liability management exercise, the results of which will be announced tomorrow.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 09 February, 2011